

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of September 30, 2020

The principal balances and results accumulated for the period ending September 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	3,210,078
Interbank loans, net	10,798
Loans and accounts receivables from customers, net	33,867,206
Total investments	6,201,552
Financial derivative contracts	10,404,457
Other asset items	3,474,402
Total assets	**57,168,493**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	13,907,876
Time deposits and other time liabilities	11,778,397
Financial derivative contracts	10,049,348
Issued debt instruments	8,544,404
Other liabilities items	9,159,332
Total equity	3,729,136
Total liabilities and Equity	**57,168,493**

Equity attributable to:	
Equity holders of the Bank	3,646,910
Non-controlling interest	82,226

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	1,150,210
Net fee and commission income	198,254
Result from financial operations	137,531
Total operating income	**1,485,995**
Provision for loan losses	(426,185)
Support expenses	(578,081)
Other results	(50,909)
Income before tax	**430,820**
Income tax expense	(94,076)
Continued operations result	**336,744**
Discontinued operations result	**-**
Net income for the period	**336,744**

Attributable to:	
Equity holders of the Bank	334,012
Non-controlling interest	2,732

As of September 30, 2020, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$60,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de septiembre de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de septiembre de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	3.210.078
Adeudado por bancos	10.798
Créditos y cuentas por cobrar a clientes	33.867.206
Inversiones totales	6.201.552
Contratos de derivados financieros	10.404.457
Otros rubros del activo	3.474.402
Total Activos	**57.168.493**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.907.876
Depósitos y otras captaciones a plazo	11.778.397
Contratos de derivados financieros	10.049.348
Instrumentos de deuda emitidos	8.544.404
Otros rubros del pasivo	9.159.332
Total patrimonio	3.729.136
Total Pasivos y Patrimonio	**57.168.493**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.646.910
Interés no controlador	82.226

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.150.210
Ingreso neto de comisiones	198.254
Resultado de operaciones financieras	137.531
Total ingresos operacionales	**1.485.995**
Provisiones por riesgo de crédito	(426.185)
Gastos de apoyo	(578.081)
Otros resultados	(50.909)
Resultado antes de impuesto	**430.820**
Impuesto a la renta	(94.076)
Resultado de operaciones continuas	**336.744**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**336.744**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	334.012
Interés no controlador	2.732

Al 30 de septiembre de 2020, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$60.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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